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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT ______)*

                         Candlewood Hotel Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  13741M 108*
                                 (CUSIP Number)


                             John Evangelakos, Esq.
                             Sullivan & Cromwell LLP
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 27, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 13741M 1081                            PAGE    3     OF    12    PAGES
          -------------                              ----------  ----------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                 J.P. Morgan Chase & Co.*
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 Not applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States of America
--------------------------------------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER
        SHARES                         0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8     SHARED VOTING POWER
          EACH                         1,428,571(1)
       REPORTING          ------------------------------------------------------
         PERSON           9     SOLE DISPOSITIVE POWER
          WITH                         0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                       1,428,571(1)
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 4,392,000(1)
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 18.3%(1)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 HC
--------------------------------------------------------------------------------

----------------
*   J.P. Morgan Chase & Co. is the parent of J.P. Morgan Chase Bank

(1) J.P. Morgan Chase & Co. disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that J.P. Morgan Chase & Co. and any other person or persons constitute a "group" for purposes of
Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

                                  SCHEDULE 13D

CUSIP NO.  13741M 108*                            PAGE    4     OF   12    PAGES
          -------------                               ----------  ---------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                 JPMorgan Chase Bank*
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 Not applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 State of Delaware
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
       NUMBER OF                       1,428,571
         SHARES       ----------------------------------------------------------
      BENEFICIALLY        8    SHARED VOTING POWER
        OWNED BY                       0
          EACH        ----------------------------------------------------------
       REPORTING          9    SOLE DISPOSITIVE POWER
         PERSON                        1,428,571
          WITH        ----------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,428,571(1)(2)
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]
--------------------------------------------------------------------------------

-----------------------
*JP Morgan Chase Bank is a wholly-owned subsidiary of J.P. Morgan Chase & Co.

(1) The Reporting Person above is a party to a Voting Agreement (as defined herein). As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of
      Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the 14,873,218 shares of Common Stock (as defined herein) representing sixty-two percent (62%) of the outstanding voting power of the Issuer that are subject to the Voting Agreement. The Reporting Person above disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

(2) The number of shares was calculated by reference to shares of Common Stock (as defined herein) beneficially owned by the reason of the Series A Cumulative Convertible Preferred Stock beneficially owned by the Reporting Person above.

(3) The Reporting Person above is a party to a Voting Agreement (as defined herein). As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of
      Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the 14,873,218 shares of Common Stock (as defined herein) representing sixty-two percent (62%) of the outstanding voting power of the Issuer that are subject to the Voting Agreement. The Reporting Person above disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

(4) The percentage was calculated by taking the aggregate amount of shares beneficially owned by the Reporting Person above in item 11 and dividing that number by the total number of shares of Common Stock equivalents (representing both outstanding shares of Common Stock and the voting shares attributable to the Series A Preferred Stock (as defined herein) and the Series B Preferred Stock (as defined herein) voting together with the Common Stock on "an as converted" basis.

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.0%(3)(4)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 OO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D ("Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock") of Candlewood Hotel Company, Inc., a Delaware corporation (the "Issuer") owned by JPMorgan Chase Bank through its holdings of Series A Cumulative Convertible Preferred
Stock, par value $.01 per share (the "Series A Preferred Stock") of the Issuer convertible into Common Stock at the option of the holder. The Issuer's principal executive office is located at 9342 East Central, Wichita, Kansas 67206-2555. The Reporting Persons have entered into a Joint Filing Agreement, dated November 6, 2003, a copy which is attached as Exhibit 8.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is filed by J.P. Morgan Chase & Co., a Delaware corporation ("JP Morgan Chase"), which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017 and JPMorgan Chase Bank, a New York banking organization ("JPMCB"), whose principal business office is located at 270 Park Avenue, New York, New York 10017, is a wholly-owned subsidiary of JP Morgan Chase. JPMCB is engaged in the commercial banking and trust business. The stocks that are the subject of this filing and that may be deemed to be beneficially owned by JPMCB are held on behalf of clients for which JPMCB serves as trustee or investment manager and agent.

        Set forth on Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase. Set forth on Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMCB.

        Insofar as the requirements of Items 3-6 inclusive of this Schedule 13D require that, in addition to the Reporting Persons, the information called for therein should be given with respect to each of the persons listed in this Item 2, including JP Morgan Chase and JP Morgan Chase's executive officers and directors, the information provided in Items 3-6 with respect to the Reporting Person should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of any of the Issuer's Common Stock that has been acquired by the Reporting Person or a member of a group together with the Reporting Person either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

        (d), (e) To the Reporting Persons' knowledge, the response to Items 2(d) and (e) of this Schedule 13D is negative with respect to the Reporting Person's and all persons whom information is required hereunder by virtue of the Reporting Person's response to Item 2.

        (f) Except as set forth on Schedules A and B hereto, each of the executive officers and directors of JPMCB and JP Morgan Chase is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Morgan Guaranty Trust Company of New York ("MGT," the predecessor of JPMB), as trustee of the Commingled Pension Trust Fund (Multi-Market Special Investment II) of Morgan Guaranty Trust Company of New York ("Multimarket Fund"), acquired 3,318 shares of Series A Preferred Stock on September 23, 1997 for a purchase price of $3,318,000, and acquired 3,682 shares of Series A Preferred Stock on October 3, 1997 for a purchase price of $3,682,000. The shares of Series A Preferred Stock acquired on behalf of the Multimarket Fund were registered in the name of the trustee's nominee, Whiting & Co. MGT used a portion of the investment assets of the Multimarket Fund to finance these purchases of the Series A Preferred Stock.

        MGT, as trustee of the Multi-Market Special Investment Trust Fund of Morgan Guaranty Trust Company of New York, a New York trust ("New York Trust"), acquired 711 shares of Series A Preferred Stock on September 23, 1997 for a purchase price of $711,000, and acquired 789 shares of Series A Preferred Stock on October 3, 1997 for a purchase price of $789,000. The shares of Series A Preferred Stock acquired on behalf of the New York Trust were registered in the name of the trustee's nominee, Whiting & Co. MGT used a portion of the investment assets of the New York Trust to finance these purchases of the Series A Preferred Stock.

        MGT, as investment manager and agent for the Alfed P. Sloan Foundation, acquired 711 shares of Series A Preferred Stock on September 23, 1997 for a purchase price of $711,000, and acquired 789 shares of Series A Preferred Stock on October 3, 1997 for a purchase price of $789,000. The shares of Series A Preferred Stock acquired on behalf of the Alfed P. Sloan Foundation were registered in the name of its custodian's nominee, Bost & Co., and were acquired with a portion of its investment assets.

        JPMorgan Chase Bank was formed in 2001 by the merger of MGT and The Chase Manhattan Bank.

        In connection with the issuance of Series A Preferred Stock, the following changes resulted:

        (a) The Issuer's Board of Directors (the "Issuer Board") authorized issuance of 65,000 shares of Series A Preferred Stock and reserved 6,842,105 shares of Common Stock to be issued upon conversion of the Series A Preferred Stock or such lesser or greater number of shares of Common Stock as the then outstanding shares of Series A Preferred Stock are convertible into.

        (b) The maximum number of the directors of the Issuer was increased from seven (7) to ten (10) directors and three directors were added to the Board.

        (c) The Issuer's charter and bylaws were amended so as to reflect changes in capitalization and in the structure of the Issuer Board.

        (d) The Issuer Board authorized the issuance of 42,000 shares of Series A Preferred Stock and 336,000 Warrants and reserved 4,757,053 shares of Common Stock to be issued upon conversion of the Series B Preferred Stock and exercise of such Warrants or such lesser or greater number of shares of Common Stock as the then outstanding shares of Series B Preferred Stock are convertible into and Warrants are exercisable for.

        (e) The maximum number of the directors of the Issuer was increased from ten (10) to twelve (12) directors.

        (f) The Issuer's charter and bylaws were amended so as to reflect changes in capitalization and in the structure of the Issuer Board.

ITEM 4. PURPOSE OF TRANSACTION.

        JPMCB acquired the Series A Preferred Stock originally for purpose of investment, in view of capital appreciation of securities.

        As of the date of this Schedule 13D, JPMCB does not have any plans or proposals with respect to the Issuer that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D other than the following:

        On October 27, 2003, the Issuer entered into (i) a Purchase and Sale Agreement among Hospitality Properties Trust, a Maryland real estate investment trust ("HPT"), the Issuer and certain of its affiliates and JPD Corporation, a Kansas Corporation (the "Hotel Purchase Agreement"), (ii) an Asset Purchase and Sale Agreement among Six Continents Hotels, Inc., a Delaware corporation ("SCH"), the Issuer and Candlewood Hotel Company, L.L.C., a Delaware limited liability company (the "Brand Purchase Agreement") and (iii) a Termination Agreement among HPT CW Properties Trust, John G. Murray, trustee of HPT CW MA Realty Trust, HH HPT CW II Properties LLC, HPT, the Issuer and Candlewood Leasing No. 1, Inc., (the "Termination Agreement", and together with the Hotel Purchase Agreement and the Brand Purchase Agreement, the "Transaction Agreements"), pursuant to which the Issuer will sell substantially all of its assets.

        Simultaneously with the Issuer entering into the Transaction Agreements, JPMCB, has entered into a Voting Agreement (the "Voting Agreement") by and among JPMCB, Jack P. DeBoer ("DeBoer"), J.P. Morgan Partners (SBIC), LLC, Olympus Growth Fund, II L.P., Olympus Executive Fund, L.P., Pecks Management Partners Ltd., Equity-Linked Investors-II, Private Equity Investors III, L.P., MONY Life Insurance Company, Arbor Lake Club, Ltd. (the "Stockholders"), SCH and HPT. The total number of shares of Common Stock equivalents (representing both outstanding shares of Common Stock and the voting shares attributable to the Series A Preferred Stock and the Series B Preferred Stock voting together with the Common Stock on "an as converted" basis) subject to the Voting Agreement is 14,873,218, representing sixty-two percent (62%) of the outstanding voting power of the Issuer. As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act with respect to the 14,873,218 shares of Common Stock of the outstanding voting power of the Issuer that are subject to the Voting Agreement. Stockholders party to the Voting Agreement disclaim beneficial ownership of any securities owned by any of the other stockholders who are signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the stockholders party to the Voting Agreement and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder. Pursuant to the Voting Agreement, each of the Stockholders agreed, among other things, to vote all of the shares of capital stock of the Issuer which each Stockholder is entitled to vote: (a) in favor of (i) approval of the terms of the transactions contemplated by the Transaction Agreements, with any modifications approved by such Stockholders,
(ii) any action required to consummate such transactions contemplated by the Transaction Agreements and (iii) the adoption of the Plan of Dissolution (the "Plan of Dissolution") with any modifications approved by such Stockholders, provided that each of the matters listed in the above clauses (i), (ii) and
(iii) are contemporaneously approved; (b) against any offer or proposal (each, a "Purchase Proposal") concerning any (A) merger, consolidation, business combination, or similar transaction involving the Issuer or any of its subsidiaries, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets representing 25% or more of the consolidated assets of the Issuer and its subsidiaries or any of (x) the properties subject to the Hotel Purchase Agreement or (y) the assets subject to the Brand Purchase Agreement,
(C) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) of the Issuer or any of its affiliates that are a party to the Hotel Purchase Agreement, (D) transaction in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 25% or more of the outstanding voting capital stock of the Issuer or (E) any combination of the foregoing; (c) prior to the closing (the "Closing") of the transactions contemplated by the Transaction Agreements, against any action or proposal involving the Issuer or any of the Issuer's subsidiary that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the transactions contemplated by the Transactions Agreements; (d) in favor of the amendment to the Issuer's Certificate of Incorporation to change the name of the Issuer; and (e) in favor of the adoption of the amendments to the Certificate of Amendment of Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock of the Issuer (the "Certificates of Designation", as amended, the "Amended Certificate").

        In addition, the Stockholders agreed, prior to the Closing, not to sell, transfer, assign, pledge, encumber or otherwise dispose of any shares of capital stock of the Issuer, subject, in certain cases, to the rights of third parties with respect to such shares. Each Stockholder has agreed, prior to the Closing, not to take certain other actions that could lead to a Purchase Proposal.

        The Voting Agreement shall terminate upon the earliest to occur of (i) the consent of each of the parties to the Voting Agreement, (ii) the termination of either the Hotel Purchase Agreement or the Brand Purchase Agreement or (iii) February 28, 2004.

        The Voting Agreement shall terminate with respect to a discretionary account (discretionary accounts shall mean (i) JPMCB, formerly known as Morgan Guaranty Trust Company of New York, as Trustee of the Commingled Pension Trust Fund (Multi-Market Special Investment Fund II) of JPMCB, (ii) JPMCB, formerly known as Morgan Guaranty Trust Company of New York, as Trustee of the Multi-Market Special Investment Trust Fund of JPMCB, (iii) JPMCB, formerly known as Morgan Guaranty Trust Company of New York, as Investment Manager and Agent for the Alfred P. Sloan Foundation (Multi-Market Account) and (iv) Peck's Management Partners Ltd.) and such Discretionary Account shall have no further obligations under the Voting Agreement, at such time as shares of the Issuer's stock are no longer held in such Discretionary Account.

        In connection with the transactions contemplated by the Transaction Agreements, on October 27, 2003, (i) the Stockholders and the Issuer entered into an amendment to the Amended and Restated Stockholders Agreement (the "Stockholders Agreement Amendment") which amended the Amended and Restated Stockholders Agreement, dated July 10, 1998 (the "Stockholders Agreement") and
(ii) the Issuer Board of Directors (the "Issuer Board") adopted the Plan of Dissolution. Both of the Stockholders Agreement Amendment and the Plan of Dissolution provide that upon the Closing of the asset sales to HPT and SCH, the Issuer will decrease the number of the directors on the Issuer Board to five directors. The Issuer's bylaws have been amended so that upon the Closing of the transactions contemplated by the Transaction Agreements and upon the approval of the Amended Certificate by the stockholders, the authorized number of members of the Issuer Board will be five. The Stockholders Agreement requires that after the Closing, the Issuer's five-member Board will consist of two directors who were previously designated by the holders of a majority of the outstanding Series A cumulative convertible Preferred Stock (the "Series A Preferred Stock"), one Director who was previously designated by the holders of a majority of the outstanding Series B cumulative convertible Preferred Stock (the "Series B Preferred Stock") and two directors, one of whom will be an independent Director, who were previously designated by holders of a majority of the outstanding Common Stock. Each director will serve until such person's successor is elected or until such person's death, retirement, resignation or removal. It is anticipated that the restructuring of the Issuer Board will be accomplished by the voluntary resignation of certain current directors.

        Subject to its obligation under the Voting Agreement, the Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition and prospects and their interest in, and intentions with respect to, the Issuer. Accordingly, Reporting Persons reserve the right to change its plans and intentions at any time, as it deems appropriate. In particular, although the Reporting Persons have no present intention to acquire any shares of Common Stock and has no present intention to dispose of any of such shares, the Reporting Person may acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock and/or may dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time. To the knowledge of the Reporting Persons, each of the persons listed on
Schedule I hereto may make the same evaluation and may have the same reservations.

        This Item 4 is qualified in its entirety by reference to the Voting Agreement, the Stockholders Agreement Amendment and the Amended Certificate, which are filed as Exhibits 1, 2 and 5 hereto, and which are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a), (b) According to information provided to the Reporting Persons by the Issuer, the number of shares of Common Stock outstanding as of October 7, 2003 was 9,025,000. Rows 7-11 and 13 of the cover page to this Schedule 13D is hereby incorporated by reference. The total number of shares of Common Stock equivalents (representing both outstanding shares of Common Stock and the voting shares attributable to the Series A Preferred Stock and the Series B Preferred Stock voting together with the Common Stock on "an as converted" basis) subject to the Voting Agreement is 14,873,218, representing sixty-two percent (62%) of the outstanding voting power of the Issuer. As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act with respect to the 14,873,218 shares of Common Stock of the outstanding voting power of the Issuer that are subject to the Voting Agreement. Stockholders party to the Voting Agreement disclaim beneficial ownership of any securities owned by any of the other stockholders who are signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the stockholders party to the Voting Agreement and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder. The Reporting Persons have no knowledge, and make no representation, regarding whether any other person listed on Schedules A and B (other than the directors or executive officers, as the case may be, of the Reporting Persons that are listed on Schedules A and B) is the beneficial owner of any shares of Common Stock. As to the directors or executive officers, as the case may be, of the Reporting Persons that are listed on Schedules A and B, to the knowledge of the Reporting Persons, no such director or executive officer is the beneficial owner of any shares of Common Stock. The stockholders party to the Voting Agreement disclaim beneficial ownership of any shares held by any other party to the Voting Agreement.

        (c) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the Reporting Persons, the Reporting Persons have not effected any transaction in shares of the Common Stock (or in Common Stock equivalents) during the past 60 days.

        (d) To the knowledge of the Reporting Persons, virtually all of the accounts of the Reporting Persons involve outside persons who have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock in such accounts with respect to the shares of Series A Preferred Stock beneficially owned by JPMCB.

        (e) Not applicable.

        This Item 5 is qualified in its entirety by reference to the Voting Agreement, the Stockholders Agreement Amendment and the Amended Certificate, which are filed as Exhibits 1, 2 and 5 hereto, and which are incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        JPMCB was party to a Registration Rights Agreement dated September 22, 1997 (the "Registration Rights Agreement") among the Issuer, JPMCB, Doubletree Corporation, the Warren D. Fix Family Partnership, L.P., Jack P. DeBoer (on behalf of himself and as representative of the Alexander John DeBoer Trust and the Christopher Scott DeBoer Trust), and holders of the Series A Preferred Stock. The Registration Rights Agreement was amended and restated as of July 10, 1998 (the "Amended and Restated Registration Rights Agreement"), among the Issuer, Doubletree, the Warren D. Fix Family Partnership, L.P., Jack P. DeBoer (on behalf of himself and as representative of the Alexander John DeBoer Trust and the Christopher Scott DeBoer Trust) and the holders of the Series A Preferred Stock and Series B Preferred Stock. The Amended and Restated Registration Rights Agreement terminates the Registration Rights Agreement.

        JPMCB was party to a Stockholders Agreement, dated September 22, 1997 (Stockholders Agreement) among the Issuer, Doubletree Corporation, the Warren D. Fix Family Partnership, L.P., Jack P. DeBoer (on behalf of himself and as representative of the Alexander John DeBoer Trust and the Christopher Scott DeBoer Trust), and each of the holders of the Series A Preferred Stock. The Stockholders Agreement provided for the nominations and election of members of the Issuer Board. The Reporting Person then became a party to the Amended and Restated Stockholders Agreement, dated July 10, 1998 which replaced in its entirety the Stockholders Agreement (the "Amended and Restated Stockholders Agreement").

On October 27, 2003, the Amended and Restated Stockholders Agreement was amended so that immediately upon the Closing, the Issuer Board shall be reduced to five members and the holders of Series A Preferred Stock and Series B Preferred Stock may appoint or replace any of their designees to the Issuer Board as follows:
(i) the holders of the Series A Preferred Stock are entitled, through a nominating committee or other procedure adopted by the Issuer Board, to designate for nomination by the Issuer Board two nominees for election to the Issuer Board, (ii) the holders of Series B Preferred Stock are entitled, through a nominating committee or other procedure adopted by the Issuer Board, to designate for nomination by the Issuer Board one nominee for election to the Issuer Board, and (iii) Doubletree, DeBoer, WDFF and Fix are entitled, through a nominating committee or other procedure adopted by the Issuer Board, to designate for nomination by the Issuer Board two nominees for election to the Issuer Board (one of whom shall be an independent director).

     JPMCB is a party to the Voting Agreement, pursuant to which each of the Stockholders agreed, among other things, to vote all of the shares of capital stock of the Issuer which each Stockholder is entitled to vote: (a) in favor of
(i) approval of the terms of the transactions contemplated by the Transaction Agreements, with any modifications approved by such Stockholders and the other stockholders who are parties to the Voting Agreement, (ii) any action required to consummate such transactions contemplated by the Transaction Agreements and
(iii) the adoption of the Plan of Dissolution with any modifications approved by such Stockholders and the other stockholders who are parties to the Voting Agreement, provided that each of the matters listed in the above clauses (i),
(ii) and (iii) are contemporaneously approved; (b) against any Purchase Proposal; (c) in favor of the amendment to the Issuer's Certificate of Incorporation to change the name of the Issuer; and (d) in favor of the adoption of the Amended Certificate. In addition, the Stockholders and the other stockholders who are parties to the Voting Agreement agreed, prior to the Closing, not to sell, transfer, assign, pledge, encumber or otherwise dispose of any shares of capital stock of the Issuer, subject, in certain cases, to the rights of third parties with respect to such shares. Each Stockholder and each other stockholder who is a party to the Voting Agreement has agreed, prior to the Closing, not to take certain other actions that could lead to a Purchase Proposal. The Voting Agreement shall terminate upon the earliest to occur of (i) the consent of each of the parties to the Voting Agreement, (ii) the termination of either the Hotel Purchase Agreement or the Brand Purchase Agreement and (iii) February 28, 2004.

     The Voting Agreement shall terminate with respect to the Discretionary Account and such Discretionary Account shall have no further obligations under the Voting Agreement, at such time as shares of the Issuer's stock are no longer held in such Discretionary Account. The Certificate of Designation was amended so that concurrent with the Closing of the transactions contemplated by the asset sales to HPT and SCH, the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall no longer be entitled to receive any dividends, including any dividends that have accrued and remain unpaid and in the event of any liquidation, dissolution or winding up of the affairs of the Issuer, the liquidation preferences of the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall be reduced. The Certificate of Designation was amended so that concurrent with the Closing of the transactions contemplated by the asset sales to HPT and SCH, the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall no longer be entitled to receive any dividends, including any dividends that have accrued and remain unpaid and in the event of any liquidation, dissolution or winding up of the affairs of the Issuer, the liquidation preferences of the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall be reduced to a total of $25,000,000 in proceeds from the sale of the Issuer's assets or any assets of the Issuer after payment or provision for all obligations or liabilities of the Issuer. Such payment to the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall be made before any payment shall be made or any assets distributed to the holders of the Issuer's Common Stock. Holders of the Issuer's Common Stock shall receive, on a pro-rata basis among all holders of the Common Stock, a total of $500,000 in net liquidation proceeds. After payment in full of net liquidation proceeds, the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall be entitled to receive ninety percent (90%) of the remaining net liquidation proceeds of the Issuer and holders of the Issuer's Common Stock shall be entitled to receive ten percent (10%) of the remaining net liquidation proceeds of the Issuer.

        The Stockholders Agreement was amended so that immediately upon the Closing, the Issuer Board shall be reduced to five members and the holders of Series A Preferred Stock and Series B Preferred Stock may appoint or replace any of their designees to the Issuer Board as follows: (i) the holders of the Series A Preferred Stock are entitled, through a nominating committee or other procedure adopted by the Issuer Board, to designate for nomination by the Issuer Board two nominees for election to the Issuer Board, (ii) the holders of Series B Preferred Stock are entitled, through a nominating committee or other procedure adopted by the Issuer Board, to designate for nomination by the Issuer Board one nominee for election to the Issuer Board, and (iii) Doubletree, DeBoer, WDFF and Fix are entitled, through a nominating committee or other procedure adopted by the Issuer Board, to designate for nomination by the Issuer Board two nominees for election to the Issuer Board (one of whom shall be an independent director).

        This Item 6 is qualified in its entirety by reference to the Voting Agreement, the Stockholders Agreement Amendment, the Amended and Restated Stockholders Agreement, the Certificate of Designation for Series A Preferred Stock, the Amended Certificate, the Certificate of Designation for Series B Preferred Stock and the Stockholders Agreement which are filed as Exhibits 1, 2, 3, 4, 5, 6 and 7 hereto, and which are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT    DESCRIPTION
     -------    ----------------------------------------------------------------

        1       Voting Agreement, dated as of October 27, 2003.

        2 Amendment No. 1 to the Amended and Restated Stockholders Agreement, dated as of October 27, 2003.

        3 Amended and Restated Registration Rights Agreement, dated as of July 10, 1998.

        4 Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of Series A Cumulative Convertible Preferred Stock of Candlewood Hotel Company, Inc., dated as of July 13, 1998.

        5 Certificate of Amendment of Certification of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock of Candlewood Hotel Company, Inc., dated as of October 27, 2003

        6 Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of Series B Cumulative Convertible Preferred Stock of Candlewood Hotel Company, Inc., dated as of July 13, 1998.

        7       Amended and Restated Stockholders Agreement, dated as of July
                10, 1998.

        8       Joint Filing Agreement, dated as of November 6, 2003.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2003





                        JPMORGAN CHASE BANK, FORMERLY KNOWN AS MORGAN GUARANTY TRUST COMPANY OF NEW YORK, AS TRUSTEE OF THE COMMINGLED PENSION TRUST FUND (MULTI-MARKET SPECIAL INVESTMENT FUND
                        II) OF JPMORGAN CHASE BANK


                        By: /s/ Joan Huggins
                           --------------------------------
                           Name:  Joan Huggins
                           Title: Vice President



                        JPMORGAN CHASE BANK, FORMERLY KNOWN AS MORGAN GUARANTY TRUST COMPANY OF NEW YORK, AS TRUSTEE OF THE MULTI-MARKET SPECIAL INVESTMENT TRUST FUND OF JPMORGAN CHASE BANK




                        By: /s/ Joan Huggins
                           --------------------------------
                           Name:  Joan Huggins
                           Title: Vice President



                        JPMORGAN CHASE BANK, FORMERLY KNOWN AS MORGAN GUARANTY TRUST COMPANY OF NEW YORK, AS INVESTMENT MANAGER AND AGENT FOR THE ALFRED P. SLOAN FOUNDATION (MULTI-MARKET ACCOUNT)




                        By: /s/ Joan Huggins
                           --------------------------------
                           Name:  Joan Huggins
                           Title: Vice President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2003



                                    J.P. MORGAN CHASE & CO.




                                    By:  /s/ Joan Huggins
                                        --------------------------------
                                       Name:  Joan Huggins
                                       Title: Vice President

                                   SCHEDULE A

                               JPMORGAN CHASE BANK

                             EXECUTIVE OFFICERS (1)


Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
Managing Director                                                          Steven D. Black
Vice Chairman                                                              David A. Coulter*
Managing Director                                                          Ina R. Drew*
Chief Financial Officer                                                    Dina Dublon*
Corporate Treasurer                                                        David B. Edelson*
Director of Human Resources                                                John J. Farrell*
Vice Chairman                                                              Walter A. Gubert*
Director of Corporate Marketing and Communications                         Frederick W. Hill*
Corporate Secretary                                                        Anthony J. Horan*
Vice Chairman                                                              Donald H. Layton*
Vice Chairman                                                              James B. Lee Jr.
Chief Credit Officer                                                       Donald H. McCree, III*
General Auditor                                                            William J. Moran*
General Counsel                                                            William H. McDavid*
Executive Vice President                                                   Harold W. Pote*
EVP and CEO, Chase Manhattan Mortgage Corporation                          Stephen J. Rotella
Managing Director                                                          John W. Schmidlin*
Controller                                                                 Joseph L. Sclafani*
EVP, Chase Cardmember Services                                             Richard J. Srednicki
Managing Director                                                          James E. Staley*
Vice Chairman                                                              Jeffrey C. Walker**
Head of Market Risk Management                                             Lesley Daniels Webster*
Chief Risk Officer                                                         Don M. Wilson, III*
Managing Director                                                          William T. Winters

-------------------------------------------------------------------------------

(1)      Each of whom is a United States citizen, except for Walter Gubert.

*        Principal occupation is employee or officer of J.P. Morgan Chase & Co.
         Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                  DIRECTORS (1)
                               JPMorgan Chase Bank

NAME                             PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                 BUSINESS OR RESIDENCE ADDRESS
Hans W. Becherer                 Retired Chairman of the Board and
                                 Chief Executive Officer
                                 Deere & Company
                                 One John Deere Place
                                 Moline, IL 61265

 Frank A. Bennack, Jr.           Chairman of the Executive Committee and
                                 Vice Chairman of the Board
                                 The Hearst Corporation
                                 1345 Avenue of the Americas, 42nd floor
                                 New York, NY 10105

Lawrence A. Bossidy              Retired Chairman and CEO
                                 Honeywell International
                                 104 West Mountain Road
                                 Ridgefield, CT 06877-3638

Ellen V. Futter                  President and Trustee
                                 American Museum of Natural History
                                 Central Park West at 79th Street
                                 New York, NY 10024

William H. Gray, III             President and Chief Executive Officer
                                 The College Fund/UNCF
                                 8260 Willow Oaks Corporate Drive
                                 P.O. Box 10444
                                 Fairfax, VA  22031

William B. Harrison, Jr.         Chairman of the Board and Chief Executive Officer
                                 J.P. Morgan Chase & Co.
                                 270 Park Avenue, 8th Floor
                                 New York, NY  10017-2070

Helene L. Kaplan                 Of Counsel
                                 Skadden, Arps, Slate, Meagher & Flom LLP
                                 Four Times Square
                                 New York, NY  10036

----------
(1)      Each of whom is a United States citizen.

                                   SCHEDULE B

                             J.P. MORGAN CHASE & CO.
                             EXECUTIVE OFFICERS (1)

Chairman of the Board and Chief Executive Officer                   William B. Harrison, Jr.*
Vice Chairman                                                       David A. Coulter*
Vice Chairman                                                       Tomas B. Ketchum*
Vice Chairman                                                       Donald H. Layton*
Vice Chairman                                                       Jeffrey C. Walker*
Executive Vice President; Head of Finance,                          Marc J. Shapiro*
Risk Management and Administration
Executive Officer                                                   Donald H. McCree III*
Executive Officer                                                   Donald H. McCree III*
Executive Vice President; Chief Financial Officer                   Dina Dublon*
Executive Vice President; Chief Financial Officer                   Lesley Daniels Webster
Managing Director, Corporate Treasurer                              David B. Edelson*
General Counsel                                                     William H. McDavids
Director of Human Resources                                         John J. Farrell*
Director of Corporate Marketing and Communications                  Frederick W. Hill*
Controller                                                          Joseph L. Scalfani*


------------------------------------------------------------------------------

(1) Each of whom is a United States citizen except for Messrs. Irigoin and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.




Rev:  11/05/03

                                  DIRECTORS (1)
                             J.P. Morgan Chase & Co.


NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
                              BUSINESS OR RESIDENCE ADDRESS
Hans W. Becherer              Retired Chairman of the Board and
                              Chief Executive Officer
                              Deere & Company
                              One John Deere Place
                              Moline, IL 61265

Riley P. Bechtel              Chairman and Chief Executive Officer
                              Bechtel Group, Inc.
                              P.O. Box 193965
                              San Francisco, CA 94119-3965

Frank A. Bennack, Jr.         Chairman of the Executive Committee and
                              Vice Chairman of the Board
                              The Hearst Corporation
                              1345 Avenue of the Americas, 42nd floor
                              New York, NY  10105

John H. Biggs                 Former Chairman and CEO
                              TIAA-CREF
                              730 Third Avenue, 25th Floor
                              New York, NY 10017

Lawrence A. Bossidy           Retired Chairman of the Board
                              Honeywell International
                              104 West Mountain Road
                              Ridgefield, CT 06877-3638

M. Anthony Burns              Chairman Emeritus
                              Ryder System, Inc.
                              3600 N.W. 82nd Avenue
                              Miami, FL  33166

Ellen V. Futter               President and Trustee
                              American Museum of Natural History
                              Central Park West at 79th Street
                              New York, NY 10024

William H. Gray, III          President and Chief Executive Officer
                              The College Fund/UNCF
                              8620 Willow Oaks Corporate Drive
                              P.O. Box 10444

                              Fairfax, VA  22031

William B. Harrison, Jr.      Chairman of the Board and Chief Executive Officer
                              J.P. Morgan Chase & Co.
                              270 Park Avenue, 8th Floor
                              New York, NY  10017-2070

Helene L. Kaplan              Of Counsel
                              Skadden, Arps, Slate, Meagher & Flom LLP
                              Four Times Square
                              New York, NY  10036

--------------------------------------------------------------------------------
(1)      Each of whom is a United States citizen.